One Corporate Center Rye, NY 10580-1422 Tel. (914) 921-5070 Fax (914) 921-5118 www.gabelli.com info@gabelli.com	The Gabelli Utility Trust

November 12, 2020

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Gabelli Utility Trust (the “Registrant”)
Registration Statement on Form N-2 (File No. 333-236449)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effective date for the Registrant’s Registration Statement on Form N-2 referenced above be accelerated so that it will become effective on November 13, 2020 or as soon as practicable thereafter.

The Registrant hereby requests that you notify Bissie Bonner of Willkie Farr & Gallagher LLP at (212) 728-8955 by telephone once the Registration Statement has been declared effective.

Very truly yours,

By:	/s/ John C. Ball
	Name:	John C. Ball
	Title:	Treasurer and Principal Financial and Accounting Officer